

July 13, 2015

Andy Michael Ibrahim
Chief Executive Officer
Vapetek, Inc.
7611 Slater Avenue, Unit H
Huntington Beach, California 92647

> **Re:** **Vapetek, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 6, 2015**
> **File No. 333-204087**

Dear Mr. Ibrahim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2015 letter.

General

1.   We have considered your response to prior comment 1 and we are unable to agree based upon the facts and circumstances set forth in our prior comment. We believe that the shares being offered constitute an indirect primary offering by the company through the selling shareholders to create a market in the company's shares. Therefore, please identify the selling stockholders as underwriters in your registration statement and fix the offering price of the shares being sold for the duration of the offering and not just until such time as the shares are quoted on the OTCQB.

Prospectus Summary

The Company, page 2

2.	We note your response to prior comment 3. Please disclose that you do not create the technology for or develop the products you sell and are a reseller of products created by third party manufacturers.

3.	We note your response to prior comment 5 and your disclosure that Mr. Ibrahim currently intends to sell the company's shares prior to selling his own shares. If true, disclose that Mr. Huang is under no obligation to sell the company's shares first before selling his own shares. Also clarify whether it will be Mr. Huang or investors who will determine if they are subscribing for shares being sold by the company or by Mr. Huang.

4.	We note the new risk factor you added on page 12 in response to prior comment 7. Instead of simply listing the requirements of Rule 144(i), please revise your risk factor heading and disclosure to discuss how it applies to you, your shareholders and purchasers in the offering being registered. Also discuss other consequences of your prior shell company status, such as the restrictions on your ability to use registration statements on Form S-8and the potential reduced liquidity or illiquidity of your securities.

Use of Proceeds, page 17

5.	In response to prior comment 3, you revised your disclosure to state that the $20,000 estimated costs of the offering will be paid by the company and not by Mr. Ibrahim. Please revise the discussion of your use of proceeds to take into account the expenses of the offering. Please also revise your disclosure regarding Mr. Ibrahim's verbal agreement to provide loans to the company to disclose the material terms of this agreement, including whether this is a binding obligation, what the repayment terms would be and limitations on the amount that could be advanced.

Item 16. Exhibits to the Registration Statement, page 27

6.	Please have counsel revise the first paragraph of the legal opinion to clarify that the registration statement seeks to register a total of 34,700,000 common stock shares, of which, 20,000,000 common stock shares are being offered for sale by the company and 14,700,000 common stock shares are being offered for sale by certain selling shareholders.

	Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Alham Benyameen
        Director

        Adam Tracy, Esq.
        Securities Compliance Group, Ltd.